NO ACT

1-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10011133

March 22, 2010

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Received SEC
MAR 2 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-22-10

Re: Lowe's Companies, Inc.
Incoming letter dated January 22, 2010

Dear Mr. DeLaney:

This is in response to your letters dated January 22, 2010, February 4, 2010 and February 24, 2010 concerning the shareholder proposal submitted to Lowe's by John Chevedden. We also have received letters from the proponent dated February 18, 2010 and February 24, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 22, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 22, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Lowe's to amend the company's bylaws to permit holders of 25% of the company's outstanding common stock to call a special shareowner meeting. You indicate that the proposal and the proposed amendment sponsored by Lowe's directly conflict, and would present alternative and conflicting decisions for shareholders. You also indicate that an affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate. Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 24, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 John Chevedden's Rule 14a-8 Proposal
Lowe's Companies, Inc. (LOW)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

The company is setting it up for its shareholders to become unwitting accomplices in denying themselves a vote on a 10%-threshold to call a special meeting by scheduling a useless and unnecessary kangaroo-vote.

If it would become widely known that shareholders are being set up by the company to become unwitting accomplices in denying themselves a vote on a 10%-threshold to call a special meeting – then what would such a vote mean. Thus many large shareholders could vote no to express their disgust to the company of its crafty maneuvering to deny them a vote on a 10%-threshold.

And this sham could become widely known because institutional holders own 81% of the company stock and are in the best position to become aware of this hoax.

If the Staff grants concurrence it is requested that it be with the condition that the company fully disclose that shareholders are being denied the opportunity to vote on 10%-threshold by having them vote unnecessarily on a 25%-threshold.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Gaither Keener <gaither.m.keener@lowes.com>>

[LOW: Rule 14a-8 Proposal, November 11, 2009, December 14, 2009 update]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have the same rights at management-called special meetings as management has at shareholder-called special meetings to the fullest extent permitted by law.

Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in executive pay. The Corporate Library was concerned about the large number of stock options for Robert Niblock – nearly $3 million with vesting tied only to the passage of time, not performance. This weakened the link between performance and pay. Mr. Niblock had a potential payment of $29 million in the event of a change of control including an $8 million tax-gross up.

Robert Johnson was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the US Airways bankruptcy. Plus he owned zero stock and was assigned to our audit and nomination committees. Robert Ingram also owned zero stock, served on 6 boards (over-commitment concern) and was assigned to our executive pay and nomination committees. Our board had only 4 meetings in a year – oversight concern. Our nomination committee was arguably not a committee because almost all our directors were on the committee.

Our directors served on boards rated "D" by the Corporate Library: Dawn Hudson, Allergan (AGN); Robert Ingram, Allergan (AGN) and Valeant Pharmaceuticals (VRX) and Robert Johnson, KB Home (KBH) and Strayer Education (STRA).

We had no shareholder right to act by written consent, vote on executive pay, an independent board chairman or cumulative voting. Shareholder proposals to address these topics have received majority or significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

February 24, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Supplemental Letter – Exclusion of Shareholder Proposal Relating to Special Shareowner Meetings

Ladies and Gentlemen:

This letter supplements the request we submitted on behalf of our client, Lowe's Companies, Inc. (the "Company"), that the Division of Corporation Finance (the "Division") not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes from its proxy materials for its upcoming annual shareholders meeting (the "2010 Annual Meeting") the shareholder proposal (the "Shareholder Proposal") submitted to the Company by John Chevedden (the "Proponent"). The Shareholder Proposal requests that the Company's Board of Directors "take the steps necessary unilaterally (to the fullest extent permitted by law) to amend [its] bylaws and each appropriate governing document to give holders of 10% of [its] outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting." We submitted our letter to the Division on the Company's behalf on January 22, 2010 (the "Company's Request"). On February 4, 2010, we submitted to the Division on the Company's behalf a supplemental letter to the Company's Request notifying the Commission's staff that, at its meeting on January 29, 2010, the Board of Directors approved an amendment to the Company's Bylaws giving holders of 25% of the Company's outstanding common stock the power to call a special meeting, with such amendment being subject to the approval of a majority of the Company's shareholders voting thereon at the 2010 Annual Meeting (the "Company Proposal"). The Proponent, by letter dated February 18, 2010, submitted to the Division a response to the Company's Request. In this supplemental letter, we respond to points raised by the Proponent.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

In his response to the Company's Request, the Proponent argues that submitting the Company Proposal to shareholders for approval at the 2010 Annual Meeting is unnecessary because only a Bylaw amendment is required to implement the Proposal. The Company's Board of Directors believes that, although shareholder ratification of the Company Proposal is not required by the Company's Bylaws or otherwise, it is important for shareholders to ratify the Proposal because of the direct impact it would have on shareholders' rights and to ascertain the level of support by the Company's shareholders for what the Board believes is an appropriate threshold for the right to call a special meeting. North Carolina law is clear: A corporation's shareholders may amend or repeal the corporation's bylaws even though bylaws may also be amended or repealed by its board of directors. Therefore, under North Carolina law, it is entirely a matter of discretion with the Board of Directors as to how to proceed in a particular instance with respect to an amendment to the Company's Bylaws.

The Proponent also argues that the Company Proposal, which would require a 25% ownership threshold for shareholders to call a special meeting, is "less than one-half an implementation" of the Shareholder Proposal, which would institute a 10% ownership threshold in order for shareholders to take the identical action. The Proponent's argument, which goes to the issue of the Company's "substantial implementation" of the Shareholder Proposal, is wholly irrelevant and immaterial to the Company's position that the Shareholder Proposal is excludable under Rule 14a-8(i)(9) because it "directly conflicts" with one of the Company's own proposals to be submitted to shareholders at the same meeting.

In addition, the Proponent cites several times in his response letter recent high vote totals on special meeting shareholder proposals at other companies. This information is also completely irrelevant to the issue of whether the Proposal is properly excludable under Rule 14a-8(i)(9).

The Company's Board of Directors strongly disagrees with the Proponent's assertion that the Company Proposal is nothing more than a "stalling mechanism" intended to deceive shareholders. After careful consideration, the Company's Board has determined that establishing an ownership threshold of 25% for the right to call a special meeting strikes an appropriate balance between enhancing shareholder rights and protecting against the risk that a small minority of shareholders could trigger a special meeting to pursue "special interests" that are not in the best interests of the Company and its shareholders in general. This is important because a special meeting is an extraordinary event that imposes significant financial expense and administrative burdens on the Company. The 25% threshold is also consistent with thresholds adopted by a number of other large public companies.

Finally, the Proponent's letter not only fails to raise any credible challenge to the Company's arguments for exclusion under Rule 14a-8(i)(9), but it also provides support for the Company's position that the Shareholder Proposal is properly excludable on that basis. Specifically, the Proponent includes an excerpt from *Westlaw Business Currents*, February 5, 2010, which acknowledges that several companies, namely General Electric, NiSource and Medco, have been allowed to exclude special meeting shareholder proposals from their proxy materials on the grounds that such proposals conflicted with management-sponsored proposals calling for a higher ownership threshold to be submitted to shareholders for approval at the same meeting.

Please feel free to call me at (704) 331-1051, or my colleague, Mike DeLaney, at (704) 331-3519 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Dumont Clarke

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Lowe's Companies, Inc. (LOW)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the January 22, 2010 request to block this rule 14a-8 proposal, supplemented February 4, 2010.

The company has no need to have a shareholder vote because only a bylaw change is needed to adopt the proposed begrudging 25%-threshold (in place of 10%) for shareholders to call a special meeting. The company proposal is more than twice as demanding as the shareholder proposal. It might be called less than one-half an implementation.

And having a useless unnecessary vote to adopt a less than one-half of an implementation of this 10%-threshold proposal will deceive shareholders. Because, when shareholders are given the opportunity to vote, they naturally expect that a shareholder vote enhances their rights as shareholders. But shareholders will not be informed that their useless unnecessary vote on a 25%-threshold will cost them the right to vote on a 10%-threshold. Shareholders have a right to know that the unnecessary vote on a 25%-threshold is a kangaroo-vote to deprive them of the opportunity to vote on a 10%-threshold. Shareholders have a right to know that they are being forced to give up of the opportunity to vote on a 10%-threshold.

There is absolutely no company assurance that it will inform shareholders in the proxy that their vote is absolutely unnecessary except as a stalling mechanism.

In contrast to the company's begrudging 25%, this proposal topic (at 10%) won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The 10%-threshold is important because this proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold for shareowners to call a special meeting. This proposal topic subsequently won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold for shareowners to call a special meeting.

The 10%-threshold is also important because of this text in *Westlaw Business Currents*, February 5, 2010 (emphasis added):

"Numerous companies are sidestepping [Proposals granting shareholders of 10% or more of the stock of a company the power to call special shareholder meetings], submitting their own proposals granting shareholders the powers to call special meetings. **The catch-22 is that the management proposals generally carry much higher threshold for requesting special meetings** and Rule 14a-8 (i)(9) allows companies to exclude proposals that would directly conflict with management proposals. General Electric used the Rule 14a-8 (i)(9) defense to omit Chevedden's 10% proposal and now owners of 25% of its shares can request a special meeting. This year, NiSource and Medco have successfully excluded 10% proposals on the grounds that they conflict with management's 25% and 40% proposals. ...

"In the UK, by contrast, it has long been a principle of company law that shareholders should be able to require the directors of a company to call an extraordinary (special) meeting and propose resolutions. The Shareholder Rights Directive and the Companies Act 2006, have, however, **recently reduced the necessary threshold from 10% to 5% of a company's paid-up share capital.** These amendments to existing UK company law mean that the ambit of shareholder rights cover more shareholders than previously and bring the right to call a general meeting (known as 'Requisition Rights' in the U.S.) more in line with the Listing Rules disclosure requirements for significant shareholdings (currently set at 3%). Perhaps this UK practice will one day make its way across the pond."

Additionally the company is setting the stage an easy repeat coup d'état in 2011. If the company receives concurrence in 2010, then in 2011 it can respond to this identical proposal by scheduling another useless vote for a 24%-threshold or even a 30%-threshold – compared to the 10% of shareholders to call a special meeting approved by more than 60% of shareholders at CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Gaither Keener <gaither.m.keener@lowes.com>>

[LOW: Rule 14a-8 Proposal, November 11, 2009, December 14, 2009 update]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have the same rights at management-called special meetings as management has at shareholder-called special meetings to the fullest extent permitted by law.

Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in executive pay. The Corporate Library was concerned about the large number of stock options for Robert Niblock – nearly $3 million with vesting tied only to the passage of time, not performance. This weakened the link between performance and pay. Mr. Niblock had a potential payment of $29 million in the event of a change of control including an $8 million tax-gross up.

Robert Johnson was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the US Airways bankruptcy. Plus he owned zero stock and was assigned to our audit and nomination committees. Robert Ingram also owned zero stock, served on 6 boards (over-commitment concern) and was assigned to our executive pay and nomination committees. Our board had only 4 meetings in a year – oversight concern. Our nomination committee was arguably not a committee because almost all our directors were on the committee.

Our directors served on boards rated "D" by the Corporate Library: Dawn Hudson, Allergan (AGN); Robert Ingram, Allergan (AGN) and Valeant Pharmaceuticals (VRX) and Robert Johnson, KB Home (KBH) and Strayer Education (STRA).

We had no shareholder right to act by written consent, vote on executive pay, an independent board chairman or cumulative voting. Shareholder proposals to address these topics have received majority or significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Moore&VanAllen

February 4, 2010

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Supplemental Letter – Exclusion of Shareholder Proposal Relating to Special Shareowner Meetings

Ladies and Gentlemen:

This letter supplements the request we submitted on behalf of our client, Lowe's Companies, Inc. (the "Company"), that the Division of Corporation Finance (the "Division") not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes from its proxy materials for its upcoming annual shareholders meeting (the "2010 Annual Meeting") the shareholder proposal (the "Shareholder Proposal") submitted to the Company by John Chevedden (the "Proponent"). The Shareholder Proposal requests that the Company's Board of Directors "take the steps necessary unilaterally (to the fullest extent permitted by law) to amend [its] bylaws and each appropriate governing document to give holders of 10% of [its] outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting." We submitted our letter to the Division on the Company's behalf on January 22, 2010 (the "Company's Request").

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

In the Company's Request, a copy of which is attached hereto as Exhibit A, we informed the Commission's staff that the Company's Board of Directors was expected to act favorably at its next meeting (to be held January 29, 2010) on an amendment to the Company's Bylaws giving holders of 25% of the Company's outstanding common stock the power to call a special meeting, with such amendment being subject to the approval of a majority of the Company's shareholders voting thereon at the 2010 Annual Meeting (the "Company Proposal"). We are writing supplementally to notify the Commission's staff that, at its meeting on January 29, 2010, the Board of Directors approved the Company Proposal for submission to Lowe's shareholders at the 2010 Annual Meeting with a recommendation by the Board that shareholders vote in favor of the Proposal.

The Company Proposal and the Shareholder Proposal directly conflict because they include different thresholds for the percentage of shares required to call special shareholder meetings. Specifically, the Shareholder Proposal requests a 10% ownership threshold and the Company Proposal would institute a 25% ownership threshold. Therefore, for the reasons set forth in the Company's Request, the Shareholder Proposal is properly excludable under Rule 14a-8(i)(9). Accordingly, we respectfully request your confirmation that the Division will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its proxy materials for the 2010 Annual Meeting.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Ernest S. DeLaney III

Enclosure

Exhibit A

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 22, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Special Shareowner Meetings

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Shareholder Proposal") from its proxy materials for its upcoming annual shareholders meeting (the "2010 Annual Meeting"). The Shareholder Proposal was submitted to the Company by John Chevedden (the "Proponent"). As described more fully below, the Shareholder Proposal is excludable pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals being submitted to shareholders at the 2010 Annual Meeting.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Shareholder Proposal

The Shareholder Proposal, which was initially received on November 11, 2009 and amended on December 14, 2009, calls for the adoption by the Company's shareholders of the following resolution:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have the same rights at management-called special meetings as management has at shareholder-called special meetings to the fullest extent permitted by law.

A copy of the complete Shareholder Proposal, including the supporting statement, is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(9) permits an issuer to exclude a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Shareholder Proposal, which requests that holders of 10% of the Company's outstanding common stock (or the lowest percentage permitted by law above 10%) be given the power to call a special shareowner meeting, directly conflicts with the Company's proposal described below, which would provide that right only to holders of 25% of the Company's outstanding common stock. The Company's shareholders would be confused if presented with both proposals in its proxy materials for the 2010 Annual Meeting. Additionally, an affirmative vote on both proposals would result in exactly the kind of inconsistent and ambiguous result that Rule 14a-8(i)(9) was designed to prevent.

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2010 Annual Meeting.

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2010 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission's staff has stated that conflicting proposals need not be "identical in scope or focus for the Rule 14a-8(i)(9) exclusion to be available." Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of the exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Shareholder Proposal requests that the Company's Board of Directors amend its Bylaws and each appropriate governing document to give holders of 10% of its outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. Article II, Section 2(a) of the Company's Bylaws currently provides that a special meeting may be called by shareholders "owning in the aggregate a majority of the total number of shares of capital stock of the corporation outstanding and entitled to vote on the matter or matters to be brought before the proposed special meeting." The Board of Directors is expected to act favorably at its next meeting (to be held January 29, 2010) on an amendment to the Company's Bylaws giving holders of 25% of the Company's outstanding common stock the power to call a special meeting, with such amendment being subject to the approval of a majority of the Company's shareholders voting thereon at the 2010 Annual Meeting (the "Company Proposal"). Thus, if the Company's Board includes the Company Proposal in its proxy materials for the 2010 Annual Meeting, the Shareholder Proposal would directly conflict with the Company Proposal because the proposals include different thresholds for the percentage of shares required to call special shareholder meetings.

The Commission's staff has consistently taken the position that when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (avail. Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); and *AT&T* (avail. Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements).

Moreover, the Commission's staff has held on numerous recent occasions that a company may exclude a special meeting shareholder proposal under Rule 14a-8(i)(9) if the ownership threshold in that proposal differs from the threshold established in a company's special meeting proposal to be submitted to shareholders for approval at the same meeting. Most recently, in *CVS Caremark Corporation* (avail. Jan. 5, 2010), the Commission's staff allowed the company to exclude a shareholder proposal virtually identical to the Shareholder Proposal under Rule 14a-8(i)(9), since the company represented that it would seek shareholder approval of a proposal to amend its certificate of incorporation to allow holders of 25% of the company's outstanding shares to call a special meeting. In its response to CVS' no-action request, the Commission's staff noted that CVS represented that the shareholder proposal and the company's proposed amendments to its charter would "directly conflict because they include different thresholds for the percentage of shares required to call a special shareholder meeting." The Commission's staff further noted that CVS represented that the proposal and the proposed amendments presented "alternative and conflicting decisions for shareholders." *See also Safeway Inc.* (avail. Jan. 4, 2010) (concurring in excluding a proposal to give holders of 10% of Safeway's outstanding shares the power to call a special meeting, since the company represented that it would seek shareholder approval of amendments to its charter and bylaws to allow holders of 25% of its outstanding shares to call a special meeting); *Baker Hughes Incorporated* (avail. Dec. 18, 2009) (concurring in excluding a proposal to give holders of 10% of Baker Hughes' outstanding shares the power to call a special meeting since the company planned to submit its own proposal seeking shareholder approval of a charter amendment to permit holders of 25% of the company's outstanding shares to call a special meeting); *Becton, Dickinson and Company* (avail. Nov. 12, 2009) (concurring in excluding a proposal requesting that the company amend its bylaws and each appropriate governing document to give holders of 10% of the company's outstanding shares the power to call a special meeting, since the company intended to submit a proposal for a shareholder vote at the same meeting to amend its bylaws to allow holders of 25% of the company's outstanding shares to call a special meeting); *H.J. Heinz Company* (avail. May 29, 2009) (concurring in excluding a proposal to give holders of 10% of Heinz's outstanding shares the power to call a special meeting in view of a company-sponsored proposal to amend Heinz's bylaws to permit holders of 25% of the company's outstanding shares to call a special meeting); *International Paper Company* (avail. Mar. 17, 2009) (concurring in excluding a proposal to give holders of 10% of International Paper's outstanding shares the power to call a special meeting, since the company represented that it would seek shareholder approval of a bylaw amendment to allow holders of 40% of its outstanding shares to call a special meeting); *EMC Corporation* (avail. Feb. 24, 2009) (same) and *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring in excluding a proposal requesting the calling of special meetings by holders of at least 15% of Gyrodyne's shares eligible to vote at that meeting as conflicting with the company's proposal seeking shareholder approval of a bylaw amendment requiring the holders of at least 30% of the shares to call such meetings).

The facts in the present case are substantially similar to those in *CVS* and each of the other no-action letter precedent cited above. The Shareholder Proposal requests a 10% ownership threshold in order for shareholders to call a special meeting, and the Company Proposal would institute a 25% ownership threshold in order for shareholders to take the identical action. As in each precedent cited above, the Shareholder Proposal and the Company Proposal would directly conflict, since the Company cannot put in place a share ownership threshold required to call special shareholder meetings that is both 10% and 25%. Submitting both proposals to the Company's shareholders at the 2010 Annual Meeting would, therefore, present alternative and conflicting decisions for shareholders, and an affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate for the Company's Board of Directors. This is exactly the kind of result that Rule 14a-8(i)(9) was designed to prevent.

Conclusion

Based upon the foregoing analysis, we respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Shareholder Proposal is omitted from the Company's proxy materials for the 2010 Annual Meeting. The Company's Board of Directors will consider and is expected to act favorably on the Company Proposal at its next meeting on January 29, 2010. We will supplement this request immediately following that meeting to confirm whether the Board will indeed include the Company Proposal in its proxy materials for the 2010 Annual Meeting.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Ernest S. DeLaney III

Enclosure

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 22, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Special Shareowner Meetings

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Shareholder Proposal") from its proxy materials for its upcoming annual shareholders meeting (the "2010 Annual Meeting"). The Shareholder Proposal was submitted to the Company by John Chevedden (the "Proponent"). As described more fully below, the Shareholder Proposal is excludable pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals being submitted to shareholders at the 2010 Annual Meeting.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Shareholder Proposal

The Shareholder Proposal, which was initially received on November 11, 2009 and amended on December 14, 2009, calls for the adoption by the Company's shareholders of the following resolution:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have the same rights at management-called special meetings as management has at shareholder-called special meetings to the fullest extent permitted by law.

Research Triangle, NC
Charleston, SC

A copy of the complete Shareholder Proposal, including the supporting statement, is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(9) permits an issuer to exclude a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Shareholder Proposal, which requests that holders of 10% of the Company's outstanding common stock (or the lowest percentage permitted by law above 10%) be given the power to call a special shareowner meeting, directly conflicts with the Company's proposal described below, which would provide that right only to holders of 25% of the Company's outstanding common stock. The Company's shareholders would be confused if presented with both proposals in its proxy materials for the 2010 Annual Meeting. Additionally, an affirmative vote on both proposals would result in exactly the kind of inconsistent and ambiguous result that Rule 14a-8(i)(9) was designed to prevent.

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at its 2010 Annual Meeting.

The Shareholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with one of the Company's own proposals to be submitted to shareholders at the 2010 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission's staff has stated that conflicting proposals need not be "identical in scope or focus for the Rule 14a-8(i)(9) exclusion to be available." Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of the exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Shareholder Proposal requests that the Company's Board of Directors amend its Bylaws and each appropriate governing document to give holders of 10% of its outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. Article II, Section 2(a) of the Company's Bylaws currently provides that a special meeting may be called by shareholders "owning in the aggregate a majority of the total number of shares of capital stock of the corporation outstanding and entitled to vote on the matter or matters to be brought before the proposed special meeting." The Board of Directors is expected to act favorably at its next meeting (to be held January 29, 2010) on an amendment to the Company's Bylaws giving holders of 25% of the Company's outstanding common stock the power to call a special meeting, with such amendment being subject to the approval of a majority of the Company's shareholders voting thereon at the 2010 Annual Meeting (the "Company Proposal"). Thus, if the Company's Board includes the Company Proposal in its proxy materials for the 2010 Annual Meeting, the Shareholder Proposal would directly conflict with the Company Proposal because the proposals include different thresholds for the percentage of shares required to call special shareholder meetings.

The Commission's staff has consistently taken the position that when a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, and submitting both proposals to a vote could provide inconsistent and ambiguous results, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (avail. Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); and *AT&T* (avail. Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements).

Moreover, the Commission's staff has held on numerous recent occasions that a company may exclude a special meeting shareholder proposal under Rule 14a-8(i)(9) if the ownership threshold in that proposal differs from the threshold established in a company's special meeting proposal to be submitted to shareholders for approval at the same meeting. Most recently, in *CVS Caremark Corporation* (avail. Jan. 5, 2010), the Commission's staff allowed the company to exclude a shareholder proposal virtually identical to the Shareholder Proposal under Rule 14a-8(i)(9), since the company represented that it would seek shareholder approval of a proposal to amend its certificate of incorporation to allow holders of 25% of the company's outstanding shares to call a special meeting. In its response to CVS' no-action request, the Commission's staff noted that CVS represented that the shareholder proposal and the company's proposed amendments to its charter would "directly conflict because they include different thresholds for the percentage of shares required to call a special shareholder meeting." The Commission's staff further noted that CVS represented that the proposal and the proposed amendments presented "alternative and conflicting decisions for shareholders." *See also Safeway Inc.* (avail. Jan. 4, 2010) (concurring in excluding a proposal to give holders of 10% of Safeway's outstanding shares the power to call a special meeting, since the company represented that it would seek shareholder approval of amendments to its charter and bylaws to allow holders of 25% of its outstanding shares to call a special meeting); *Baker Hughes Incorporated* (avail. Dec. 18, 2009) (concurring in excluding a proposal to give holders of 10% of Baker Hughes' outstanding shares the power to call a special meeting since the company planned to submit its own proposal seeking shareholder approval of a charter amendment to permit holders of 25% of the company's outstanding shares to call a special meeting); *Becton, Dickinson and Company* (avail. Nov. 12, 2009) (concurring in excluding a proposal requesting that the company amend its bylaws and each appropriate governing document to give holders of 10% of the company's outstanding shares the power to call a special meeting, since the company intended to submit a proposal for a shareholder vote at the same meeting to amend its bylaws to allow holders of 25% of the company's outstanding shares to call a special meeting); *H.J. Heinz Company* (avail. May 29, 2009) (concurring in excluding a proposal to give holders of 10% of Heinz's outstanding shares the power to call a special meeting in view of a company-sponsored proposal to amend Heinz's bylaws to permit holders of 25% of the company's outstanding shares to call a special meeting); *International Paper Company* (avail. Mar. 17, 2009) (concurring in excluding a proposal to give holders of 10% of International Paper's outstanding shares the power to call a special meeting, since the company represented that it would seek shareholder approval of a bylaw amendment to allow holders of 40% of its outstanding shares to call a special meeting); *EMC Corporation* (avail. Feb. 24, 2009) (same) and *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring in excluding a proposal requesting the calling of special meetings by holders of at least 15% of Gyrodyne's shares eligible to vote at that meeting as conflicting with the company's proposal seeking shareholder approval of a bylaw amendment requiring the holders of at least 30% of the shares to call such meetings).

The facts in the present case are substantially similar to those in *CVS* and each of the other no-action letter precedent cited above. The Shareholder Proposal requests a 10% ownership threshold in order for shareholders to call a special meeting, and the Company Proposal would institute a 25% ownership threshold in order for shareholders to take the identical action. As in each precedent cited above, the Shareholder Proposal and the Company Proposal would directly conflict, since the Company cannot put in place a share ownership threshold required to call special shareholder meetings that is both 10% and 25%. Submitting both proposals to the Company's shareholders at the 2010 Annual Meeting would, therefore, present alternative and conflicting decisions for shareholders, and an affirmative vote on both proposals would result in an inconsistent, ambiguous and inconclusive mandate for the Company's Board of Directors. This is exactly the kind of result that Rule 14a-8(i)(9) was designed to prevent.

Conclusion

Based upon the foregoing analysis, we respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Shareholder Proposal is omitted from the Company's proxy materials for the 2010 Annual Meeting. The Company's Board of Directors will consider and is expected to act favorably on the Company Proposal at its next meeting on January 29, 2010. We will supplement this request immediately following that meeting to confirm whether the Board will indeed include the Company Proposal in its proxy materials for the 2010 Annual Meeting.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC



Ernest S. DeLaney III

Enclosure

[LOW: Rule 14a-8 Proposal, November 11, 2009, December 14, 2009 update]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have the same rights at management-called special meetings as management has at shareholder-called special meetings to the fullest extent permitted by law.

Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company "Moderate Concern" in executive pay. The Corporate Library was concerned about the large number of stock options for Robert Niblock – nearly $3 million with vesting tied only to the passage of time, not performance. This weakened the link between performance and pay. Mr. Niblock had a potential payment of $29 million in the event of a change of control including an $8 million tax-gross up.

Robert Johnson was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with the US Airways bankruptcy. Plus he owned zero stock and was assigned to our audit and nomination committees. Robert Ingram also owned zero stock, served on 6 boards (over-commitment concern) and was assigned to our executive pay and nomination committees. Our board had only 4 meetings in a year – oversight concern. Our nomination committee was arguably not a committee because almost all our directors were on the committee.

Our directors served on boards rated "D" by the Corporate Library: Dawn Hudson, Allergan (AGN); Robert Ingram, Allergan (AGN) and Valeant Pharmaceuticals (VRX) and Robert Johnson, KB Home (KBH) and Strayer Education (STRA).

We had no shareholder right to act by written consent, vote on executive pay, an independent board chairman or cumulative voting. Shareholder proposals to address these topics have received majority or significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert A. Niblock
Chairman
Lowe's Companies, Inc. (LOW)
1000 Lowe's Blvd
Mooresville, NC 28117

DECEMBER 14, 2009 UPDATE

Rule 14a-8 Proposal

Dear Mr. Niblock,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proponent since 1996

November 11, 2009
Date

cc: Gaither Keener <gaither.m.keener@lowes.com>
Corporate Secretary
PH: 704-758-2250
PH: 704 758-1000
FX: 704-757-0598
Fax: 336 658-4766



National Financial Services LLC
Operations and Services Group

500 Salem St. OS2S, Smithfield, RI 02917-1288

Post-it® Fax Note 7671	Date 11-20-09	# of pages ▸
To Gaither Keener	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-757-0598	Fax #	

November 19, 2009

John R. Chevedden
Via Facsimile FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments regarding his share ownership in Lockheed Martin Corp. (LMT) and Lowe's Companies, Inc. (LOW).

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously held no less than 100.000 shares in each of the securities listed above since January 1, 2008.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W868136-19NOV09